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                                                                    EXHIBIT 99.4


Daniel Gilbert
20555 Victor Parkway
Livonia, Michigan 48152





December 15, 2002





Mr. Stephen M. O'Hara
Chairman of the Board and Chief Executive Officer
Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026

Dear Mr. O'Hara:

In order to protect my substantial investment in Rawlings in light of the Board's consideration of what I believe is a risky stock-for-stock transaction with K2 Inc. and based on my due diligence review to date, I am increasing my offer to acquire Rawlings to $8.50 per share in cash. The transaction will be structured as a tender offer followed by a back-end merger in order to allow Rawlings shareholders to receive their cash consideration as soon as possible and with no undue market risk. Although my diligence review to date has been limited, rushed by the Company and disappointing, I am removing my diligence condition at this valuation in order to move forward with a transaction.

This offer represents a premium of 47% over the average closing price of the Company's stock for the twenty trading days ending November 26, 2002, the day before the Company's November 27, 2002 announcement that it was considering a transaction.

In my view, Rawlings needs to reverse its revenue decline by making certain specific improvements, including:

         -        Reinvigoration of the brand;
         - Greater penetration into ancillary markets, such as softball, basketball and football;
         - Restoration and expansion of an aggressive sales culture, marketing strategies and public relations efforts;
         -        Development of an aggressive licensing strategy;
         - Initiation of a global marketing strategy, particularly in the Far East and potentially in Latin America and Europe;




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                                      -2-                      December 15, 2002

         -        Development of a cohesive e-commerce strategy;
         -        Establishment of a product development initiative;
         - Leveraging of the Rawlings brand in apparel markets and memorabilia;
         - Greater automation in manufacturing and distribution facilities; and
         -        Overall cost structure rationalization.

Obviously, many of the above measures will require the investment of significant time and capital. As several members of Rawlings management indicated to me during my two-day visit to St. Louis, as a public company with quarterly earnings pressures and limited resources, management has not had either the time or the resources to effect such measures, a situation which I believe must change.

As the Company's largest shareholder holding approximately 15% of the outstanding shares, I am very concerned that the Company's contemplated merger with K2 will do nothing to effect the necessary improvement measures, and in fact may exacerbate the existing problems, because K2 is a company that is still attempting to repair itself. My specific concerns about K2 include:

         - HIGHLY LEVERAGED BALANCE SHEET - With $90 million of net debt (3.6x EBIT), K2 is not going to have the financial flexibility to make the necessary investment to effect the improvement measures discussed above. Furthermore, as recently as December 31, 2001, K2 was not in compliance with covenants under its debt facilities, which forced the company to enter into new debt arrangements whereby it granted security interests in substantially all of its assets. As disclosed in K2's most recent 10-Q, this makes "K2's ability to arrange debt financing from other sources...limited";
         - RECENT MANAGEMENT CHANGES - K2 was forced to bring in new senior management only two months ago;
         - RISKY OPERATING STRATEGY - It is my understanding from industry sources that K2 is planning an aggressive consolidation or roll-up strategy in the sporting goods industry, a strategy that would make me very concerned as a shareholder in a company that is already highly leveraged, is still in the process of fixing its own operations, and would have to quickly improve Rawlings' operations to justify to its shareholders the anticipated dilutive effects of this transaction. Moreover, if Rawlings shareholders become shareholders of K2 they would undoubtedly be continually diluted as K2 pursued its roll up strategy;
         - NON-EXISTENT REVENUE GROWTH - From 1997 through the 12 months ending September 30, 2002, K2's revenues have gone from $566 million to $587 million, representing growth of less than 1% annually over a five-year period; and
         - POOR OPERATING PERFORMANCE - Over that same period, K2's operating margins (EBIT/Revenue) have ranged between 0.2% and 6.5%, and for the 12 months ended September 30, 2002, the margin was only 4.3%,




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                                      -3-                      December 15, 2002

                  essentially consistent with Rawlings'4.4% margin, placing both companies at or near the bottom of the industry average.

As the Company's largest shareholder, I do not believe Rawlings shareholders should receive such a speculative stock in exchange for their investment in Rawlings. In my view, the stock-for-stock transaction you are considering with K2 exposes Rawlings shareholders to unnecessary and unacceptable risks. I believe an announcement that K2 has agreed to acquire Rawlings will put significant pressure on K2's stock and ultimately result in the "premium" you are promising Rawlings shareholders to be illusory. My present intention is to vote against any such deal with K2 regardless of the performance of its stock in the near term. The all cash deal I have proposed gives shareholders a substantial premium for their shares and, importantly, the certainty they deserve in this difficult market environment.

My proposal is subject only to the negotiation and execution of a definitive merger agreement containing such representations, warranties, covenants and conditions as are customary for an all-cash tender offer followed by a back-end merger. In addition to customary conditions regarding accuracy of representations and warranties, compliance with covenants, required regulatory approvals (including clearance under the Hart-Scott-Rodino Act) and no material adverse change, closing of the transaction will be subject to the following: (i) the Company's contract with Major League Baseball and the GE debt facility will remain in place following the change in control and (ii) the Company's removal of its newly-adopted shareholder rights plan. I would also expect the definitive agreement to provide for a break-up fee equal to 3% of the overall transaction value.

I would be happy to meet with you and your Board at your earliest convenience to discuss this proposal in greater detail. I am committed to working with you to negotiate and sign a definitive agreement and to complete this transaction as soon as practicable.

On behalf of all Rawlings shareholders, I urge you and the Board to recognize the substantial value of my proposal, especially when compared to a stock-for-stock deal with a small cap, thinly traded company such as K2.

Sincerely,



Daniel Gilbert

cc:      Board of Directors, Rawlings Sporting Goods Company, Inc.